SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, year

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Provisional 2010 dividend dates

13 November 2009

Aviva plc - Provisional Dividend Details

Please note that the dates below are provisional and may be subject to change.

Ordinary Shares of 25 pence each

Final Dividend for 2009
Ex-Dividend date	24 March 2010
Record date	26 March 2010
Last date for receipt of Scrip elections	15 April 2010 (close of business)
Dividend payment date	17 May 2010

Interim Dividend for 2010
Ex-Dividend date	22 September 2010
Record date	24 September 2010
Last date for receipt of Scrip elections	20 October 2010 (close of business)
Dividend payment date	17 November 2010

 Preference Shares

8 ⅜ % pref. shares - Payment 1
Ex dividend date	03 February 2010
Record Date	05 February 2010
1st Payment Date	31 March 2010

8 ¾ % pref. shares - Payment 1
Ex dividend date	05 May 2010
Record Date	07 May 2010
1st Payment Date	30 June 2010

8 ⅜ % pref. shares - Payment 2
Ex dividend date	11 August 2010
Record Date	13 August 2010
2nd Payment Date	30 September 2010

8 ¾ % pref. shares - Payment 2
Ex dividend date	10 November 2010
Record Date	12 November 2010
2nd Payment Date	31 December 2010

Enquiries:

Kirstine A Cooper - Deputy Group Company Secretary
Tel:  020 7662 6646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  13 November 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary